FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2024
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 31, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2024 (IFRS, Consolidated)
July 31, 2024

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2024 (April 1 to June 30, 2024)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month Period Ended June 30, 2024	1,207,990	14.1	166,329	(1.3)	136,604	1.2	95,299	6.6
Three-month Period Ended June 30, 2023	1,058,618	8.9	168,571	12.0	135,033	(13.1)	89,406	(14.9)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month Period Ended June 30, 2024	95,248	6.5	660,122	(4.9)	60.71		59.94
Three-month Period Ended June 30, 2023	89,395	(14.9)	693,874	(11.6)	57.51		57.12

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month Period Ended June 30, 2024	382.3	17.1	176
Three-month Period Ended June 30, 2023	326.3	2.3	150

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2024	16,227,683	7,799,232	7,798,417	48.1	4,970.05
As of March 31, 2024	15,108,792	7,274,005	7,273,264	48.1	4,635.56

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2024	—	94.00	—	94.00	188.00
For the Fiscal Year Ending March 31, 2025	—
For the Fiscal Year Ending March 31, 2025 (Projection)		98.00	—	98.00	196.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,350,000	2.0	225,000	5.1	55,000	4.2	58,000	(59.7)	36.70
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,350,000	2.0	1,000,000	(5.2)	431
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has not been changed from the management guidance announced at the FY2023 financial results announcement on May 9, 2024.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2025	Flat to slightly declining	Approx 10% decline	Mid-10s% decline

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2024	1,582,418,725 shares
March 31, 2024	1,582,418,725 shares

2) Number of shares of treasury stock at period end:
June 30, 2024	13,336,181 shares
March 31, 2024	13,405,261 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2024	1,568,915,479 shares
June 30, 2023	1,554,419,453 shares

▪Review of the attached condensed interim consolidated financial statements by certified public accountants or an audit firm: No
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available and assumptions to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2024 (3) Outlook for the Fiscal Year Ending March 31, 2025" on page 11.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on July 31, 2024, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
1. Financial Highlights for the Three-month Period Ended June 30, 2024
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2024)

	Billion JPY or percentage
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% Change	% Change
Revenue	1,058.6	1,208.0	149.4	14.1%	2.1%
Cost of sales	(321.1)	(387.0)	(65.8)	20.5%	8.1%
Selling, general and administrative expenses	(248.1)	(270.0)	(21.9)	8.8%	(2.4)%
Research and development expenses	(162.7)	(168.5)	(5.7)	3.5%	(7.7)%
Amortization and impairment losses on intangible assets associated with products	(129.4)	(162.8)	(33.4)	25.8%	12.9%
Other operating income	4.3	10.9	6.6	155.7%	135.4%
Other operating expenses	(32.9)	(64.3)	(31.3)	95.3%	72.8%
Operating profit	168.6	166.3	(2.2)	(1.3)%	(12.0)%
Finance income and (expenses), net	(33.1)	(29.0)	4.1	(12.4)%	(16.6)%
Share of loss of investments accounted for using the equity method	(0.4)	(0.7)	(0.3)	70.3%	60.3%
Profit before tax	135.0	136.6	1.6	1.2%	(11.1)%
Income tax expenses	(45.6)	(41.3)	4.3	(9.5)%	(14.8)%
Net profit for the period	89.4	95.3	5.9	6.6%	(9.2)%
Net profit for the period attributable to owners of the Company	89.4	95.2	5.9	6.5%	(9.3)%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the three-month period ended June 30, 2024 was JPY 1,208.0 billion (JPY +149.4 billion and +14.1% AER, +2.1% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”), Gastroenterology (“GI”), Oncology, Rare Diseases and Vaccines. The increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 3.2 billion (JPY -15.4 billion and -82.6% AER, -82.6% CER) following the entry of generic competitors in Japan beginning in June 2023.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	124.8	102.9	(21.9)	(17.5)%	(17.8)%
United States	554.4	636.7	82.3	14.8%	1.0%
Europe and Canada	224.3	269.8	45.5	20.3%	6.1%
Asia (excluding Japan)	60.8	63.9	3.1	5.1%	(4.2)%
Latin America	43.7	72.2	28.5	65.2%	45.6%
Russia/CIS	17.4	23.7	6.4	36.7%	33.0%
Other*1	33.2	38.7	5.6	16.8%	6.5%
Total	1,058.6	1,208.0	149.4	14.1%	2.1%
*1 Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	293.5	348.5	54.9	18.7%	6.0%
Rare Diseases	170.8	199.5	28.7	16.8%	4.4%
PDT	209.2	271.4	62.2	29.7%	14.7%
Oncology	110.5	142.1	31.6	28.6%	17.2%
Vaccines	10.5	12.5	2.0	18.7%	9.7%
Neuroscience	177.0	169.1	(8.0)	(4.5)%	(15.0)%
Other	87.0	64.9	(22.0)	(25.3)%	(31.1)%
Total	1,058.6	1,208.0	149.4	14.1%	2.1%

Year-on-year change in revenue for this three-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 348.5 billion (JPY +54.9 billion and +18.7% AER, +6.0% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 234.4 billion (JPY +42.4 billion and +22.1% AER, +7.6% CER). Sales in the U.S. were JPY 162.9 billion (JPY +28.6 billion and +21.3% AER). The increase was due to favorable foreign exchange rates, demand in the first line biologic inflammatory bowel disease (“IBD”) population primarily in UC and initial patient gains after the launch of the subcutaneous formulation. Sales in Europe and Canada were JPY 54.8 billion (JPY +10.8 billion and +24.6% AER). The increase was primarily due to favorable foreign exchange rates and new patient gains by an increased use of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 36.8 billion (JPY +9.7 billion and +36.0% AER, +21.6% CER). The increase was primarily due to increased demand in the U.S., expansion activities (infant indication label expansion), and favorable exchange rates.
Rare Diseases
In Rare Diseases, revenue was JPY 199.5 billion (JPY +28.7 billion and +16.8% AER, +4.4% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 56.0 billion (JPY +14.7 billion and +35.6% AER, +19.8% CER). The increase was primarily due to the higher demand in the U.S., Europe and Canada, and favorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Sales of enzyme replacement therapy ELAPRASE (for hunter syndrome) were JPY 28.0 billion (JPY +5.1 billion and +22.4% AER, +10.2% CER) The increase was primarily due to strong demand in Growth and Emerging Markets, and favorable foreign exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 7.6 billion (JPY +3.6 billion and +88.2% AER, +65.9% CER). The increase was primarily attributable to strong market penetration and successful launch performance in the U.S., complemented by continued geographical expansion in Europe and Growth and Emerging Markets.
Sales of enzyme replacement therapy REPLAGAL (for fabry disease) were JPY 21.4 billion (JPY +3.4 billion and +19.1% AER, +8.0% CER). The increase was due to the increased demand in Growth and Emerging Markets, complemented by favorable foreign exchange rates.
PDT
In PDT, revenue was JPY 271.4 billion (JPY +62.2 billion and +29.7% AER, +14.7% CER).
Aggregate sales of immunoglobulin products were JPY 201.5 billion (JPY +55.9 billion and +38.4% AER, +21.9% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 29.4 billion (JPY -1.4 billion and -4.5% AER, -14.2% CER). The decrease was primarily due to supply timing in China, partially mitigated by favorable foreign exchange rates.
Oncology
In Oncology, revenue was JPY 142.1 billion (JPY +31.6 billion and +28.6% AER, +17.2% CER).
Sales of FRUZAQLA (for colorectal cancer), which was newly launched in November 2023 in the U.S., were JPY 11.9 billion.
Sales of ADCETRIS (for malignant lymphomas) were JPY 34.5 billion (JPY +7.4 billion and +27.2% AER, +14.1% CER). The increase was led by strong demand in Growth and Emerging Markets, Europe and Canada, as well as favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.) were JPY 29.4 billion (JPY +4.8 billion and +19.6% AER, +12.7% CER). The increase was due to the sales increase in the U.S, and favorable foreign exchange rates.
Sales of ICLUSIG (for leukemia) were JPY 16.8 billion (JPY +4.2 billion and +33.3% AER, +17.2% CER). The increase was due to steady growth in the U.S., complemented by U.S. regulatory approval of a new indication of newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy, as well as favorable foreign exchange rates.
Vaccines
In Vaccines, revenue was JPY 12.5 billion (JPY +2.0 billion and +18.7% AER, +9.7% CER).
Sales of QDENGA (for dengue) were JPY 9.5 billion (JPY +8.8 billion and +1,231.5% AER, +1,098.6% CER). The increase was due to the expansion of QDENGA availability in endemic countries, now reaching over 20 countries including non-endemic countries.
Sales of other vaccine products in aggregate decreased year-on-year, mainly due to lower revenue contribution from COVID-19 vaccines in Japan.
Neuroscience
In Neuroscience, revenue was JPY 169.1 billion (JPY -8.0 billion and -4.5% AER, -15.0% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 114.6 billion (JPY -8.5 billion and -6.9% AER, -17.9% CER). The decrease was due to the multiple generic entrants in the U.S. starting from August 2023, while the growth of the adult market in Europe and favorable foreign exchange rates partially offset the negative impacts.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 31.0 billion (JPY +6.7 billion, and +27.6% AER, +13.6% CER). The increase was due to the sales increase in the U.S..

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Sales of ADDERALL XR (for ADHD) were JPY 7.7 billion (JPY -5.8 billion and -42.8% AER, -49.6% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation marketed by competitors in the U.S., which negatively impacted ADDERALL XR.
Cost of Sales
Cost of Sales was JPY 387.0 billion (JPY +65.8 billion and +20.5% AER, +8.1% CER). The increase was primarily due to the depreciation of the Japanese yen and revenue growth in our six key business area with a change in product mix as compared to the same period of the previous fiscal year.
Selling, General and Administrative (SG&A) expenses
SG&A expenses were JPY 270.0 billion (JPY +21.9 billion and +8.8% AER, -2.4% CER). The increase was mainly due to the depreciation of the Japanese yen partially offset by various cost efficiencies.
Research and Development (R&D) expenses
R&D expenses were JPY 168.5 billion (JPY +5.7 billion and +3.5% AER, -7.7% CER). The increase was mainly due to the depreciation of the Japanese yen, partially offset by lower expenses due to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) compared to the same period of the previous fiscal year.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 162.8 billion (JPY +33.4 billion and +25.8% AER, +12.9% CER). Amortization expenses increased by JPY 15.4 billion mainly due to the depreciation of the Japanese yen. Impairment losses increased by JPY 18.0 billion primarily due to a full impairment of intangible assets for soticlestat (TAK-935) amounting to JPY 21.5 billion following the results of the phase 3 studies in the current period.
Other Operating Income
Other Operating Income was JPY 10.9 billion (JPY +6.6 billion and +155.7% AER, +135.4% CER). The increase was primarily due to a JPY 6.1 billion gain on completion of the TACHOSIL (fibrin sealant patch) related business divestiture, which includes a manufacturing facility, in the current period.
Other Operating Expenses
Other Operating Expenses were JPY 64.3 billion (JPY +31.3 billion and +95.3% AER, +72.8% CER). The increase mainly resulted from an increase of restructuring expense by JPY 27.4 billion due to the enterprise-wide efficiency program in the current period.
Operating Profit
As a result of the above factors, Operating Profit was JPY 166.3 billion (JPY -2.2 billion and -1.3% AER, -12.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 29.0 billion (JPY -4.1 billion and -12.4% AER, -16.6% CER). The decrease of Net Finance Expenses compared to the same period of the previous fiscal year was primarily due to lower foreign exchange loss compared with the same period of the previous fiscal year.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.7 billion (JPY +0.3 billion and +70.3% AER, +60.3% CER).
Income Tax Expenses
Income Tax Expenses was JPY 41.3 billion (JPY -4.3 billion and -9.5% AER, -14.8% CER).
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 95.3 billion (JPY +5.9 billion and +6.6% AER, -9.2% CER) and Net Profit for the Period Attributable to Owners of the Company was JPY 95.2 billion (JPY +5.9 billion and +6.5% AER, -9.3% CER)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to June 30, 2024)
Definition of Core financial measures and Constant Exchange Rate change
Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% change	% change
Core revenue	1,058.6	1,208.0	149.4	14.1%	2.1%
Core operating profit	326.3	382.3	55.9	17.1%	4.5%
Core net profit for the period	233.4	276.9	43.5	18.6%	3.9%
Core net profit for the period attributable to owners of the Company	233.4	276.8	43.4	18.6%	3.9%
Core EPS (yen)	150	176	26	17.5%	2.9%

Core Revenue
Core Revenue for the three-month period ended June 30, 2024 was JPY 1,208.0 billion (JPY +149.4 billion and +14.1% AER, +2.1% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 561.7 billion (JPY +140.6 billion and +33.4% AER, +17.8% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan which were impacted by generic competition following loss of exclusivities.
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the current period was JPY 382.3 billion (JPY +55.9 billion and +17.1% AER, +4.5% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% Change	% Change
Core revenue	1,058.6	1,208.0	149.4	14.1%	2.1%
Core cost of sales	(321.2)	(387.1)	(65.8)	20.5%	8.1%
Core selling, general and administrative (SG&A) expenses	(248.3)	(270.2)	(21.8)	8.8%	(2.5)%
Core research and development (R&D) expenses	(162.7)	(168.5)	(5.8)	3.5%	(7.7)%
Core operating profit	326.3	382.3	55.9	17.1%	4.5%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 387.1 billion (JPY +65.8 billion and +20.5% AER, +8.1% CER). The increase was primarily due to the depreciation of Japanese yen and revenue growth in our six key business area with a change in product mix as compared to the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 270.2 billion (JPY +21.8 billion and +8.8% AER, -2.5% CER). The increase was mainly due to the depreciation of Japanese yen partially offset by various cost efficiencies.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 168.5 billion (JPY +5.8 billion and +3.5% AER, -7.7% CER). The increase was mainly due to the depreciation of Japanese yen, partially offset by lower expenses due to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) compared to the same period of the previous fiscal year.
Core Net Profit for the Period
Core Net Profit for the Period was JPY 276.9 billion (JPY +43.5 billion and +18.6% AER, +3.9% CER) and Core Net Profit Attributable to Owners of the Company was JPY 276.8 billion (JPY +43.4 billion and +18.6% AER, +3.9% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% Change	% Change
Core operating profit	326.3	382.3	55.9	17.1%	4.5%
Core finance income and (expenses), net	(28.5)	(30.1)	(1.5)	5.3%	0.9%
Core share of profit of investments accounted for using the equity method	0.8	0.4	(0.4)	(48.8)%	(57.6)%
Core profit before tax	298.6	352.6	54.0	18.1%	4.7%
Core income tax expenses	(65.2)	(75.7)	(10.6)	16.2%	7.5%
Core net profit for the period	233.4	276.9	43.5	18.6%	3.9%
Core net profit for the period attributable to owners of the Company	233.4	276.8	43.4	18.6%	3.9%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 30.1 billion (JPY +1.5 billion and +5.3% AER, +0.9% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 0.4 billion (JPY -0.4 billion and -48.8% AER, -57.6% CER).
Core Profit Before Tax
Core Profit Before Tax was JPY 352.6 billion (JPY +54.0 billion and +18.1% AER, +4.7% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 75.7 billion (JPY +10.6 billion and +16.2% AER, +7.5% CER). The increase was mainly due to higher core pretax earnings.
Core EPS
Core EPS was JPY 176 (JPY +26 and +17.5% AER, +2.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change versus the previous fiscal year
	March 31, 2024	June 30, 2024
Total Assets	15,108.8	16,227.7	1,118.9
Total Liabilities	7,834.8	8,428.5	593.7
Total Equity	7,274.0	7,799.2	525.2
Assets
Total Assets as of June 30, 2024 were JPY 16,227.7 billion (JPY +1,118.9 billion). In addition to an increase of Cash and Cash Equivalents (JPY +346.5 billion), Goodwill, Property, Plant and Equipment, Intangible Assets, and Trade and Other Receivables increased (JPY +323.6 billion, JPY +95.6 billion, JPY +91.5 billion, and JPY +87.0 billion, respectively) mainly due to the effect of foreign currency translation.

Liabilities
Total Liabilities as of June 30, 2024 were JPY 8,428.5 billion (JPY +593.7 billion). Total Bonds and Loans were JPY 5,481.0 billion* (JPY +637.2 billion), which increased primarily due to the issuance of Hybrid bonds and the effect of foreign currency translation.

* The carrying amount of Bonds was JPY 4,716.0 billion and Loans was JPY 765.0 billion as of June 30, 2024. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	210.6
Unsecured US dollar denominated senior notes (USD 3,000 million)	September 2016	September 2026	468.6
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	514.1
Unsecured US dollar denominated senior notes (USD 1,750 million)	November 2018	November 2028	280.2
Hybrid bonds (subordinated bonds)	June 2019	June 2079	499.8
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,119.5
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	616.1
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Hybrid bonds (subordinated bonds)	June 2024	June 2084	457.6
Commercial paper	May 2024 ~ June 2024	July 2024	300.0
Total			4,716.0

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)

Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	241.2
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ April 2024	April 2025 ~ April 2031	210.0
Other			0.3
Total			765.0

On April 25, 2024, Takeda repaid JPY 50.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50.0 billion maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year unsecured Hybrid bonds with an aggregate principal amount of JPY 460.0 billion and a maturity date of June 25, 2084. Takeda had short term commercial paper drawings outstanding of JPY 300.0 billion as of June 30, 2024.
Equity
Total Equity as of June 30, 2024 was JPY 7,799.2 billion (JPY +525.2 billion). The increase of Other Components of Equity (JPY +565.4 billion) was mainly due to fluctuation in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by a decrease in Retained Earnings (JPY -53.0 billion) mainly due to the decrease of JPY 147.7 billion related to dividend payments while Net Profit for the Period increased.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Consolidated Cash Flows

	Billion JPY
	FY2023 Q1	FY2024 Q1	Change versus the same period of the previous fiscal year
Net cash from (used in) operating activities	92.4	170.3	77.9
Net cash from (used in) investing activities	(266.5)	(156.7)	109.8
Net cash from (used in) financing activities	(57.8)	316.4	374.2
Net increase (decrease) in cash and cash equivalents	(231.9)	330.0	561.9
Cash and cash equivalents at the beginning of the year	533.5	457.8	(75.7)
Effects of exchange rate changes on cash and cash equivalents	14.8	17.2	2.5
Cash and cash equivalents reclassified to assets held for sale	—	(0.7)	(0.7)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	316.4	804.3	487.9
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 170.3 billion (JPY +77.9 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities, primarily driven by changes in Trade and Other Receivables and Provisions, and favorable impacts from a higher net profit for the period adjusted for non-cash items and other adjustments, which was partially offset by Other, Net.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 156.7 billion (JPY -109.8 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets.
Net Cash from Financing Activities
Net Cash from Financing Activities was JPY 316.4 billion (JPY +374.2 billion). The increase was mainly due to the issuance of Hybrid bonds. This increase was partially offset by a net decrease in commercial paper drawings.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2025
Based on Takeda's financial results through the three-month period ended June 30, 2024, and considering higher expenses expected to be incurred and further accelerations of generic erosion of VYVANSE in the U.S. during the remaining nine-month period of the fiscal year ending March 31, 2025 (FY2024), the full year consolidated forecast for FY2024 has not been revised from the forecast announced at the FY2023 financial results announcement on May 9, 2024.
Consolidated Forecast for the Fiscal Year Ending March 31, 2025 (FY2024)

			Billion JPY or percentage
	FY2023 Actual Results	FY2024 Forecast	Change vs. FY2023 Actual Results
Revenue	4,263.8	4,350.0	86.2	2.0%
Gross Profit	2,837.1	2,850.0	12.9	0.5%
Operating profit	214.1	225.0	10.9	5.1%
Profit before tax	52.8	55.0	2.2	4.2%
Net profit for the year (attributable to owners of the Company)	144.1	58.0	(86.1)	(59.7)%
EPS (JPY)	92.09	36.70	(55.39)	(60.1)%
Core Revenue*1	4,263.8	4,350.0	86.2	2.0%
Core Operating Profit*1	1,054.9	1,000.0	(54.9)	(5.2)%
Core EPS (JPY)*1	484	431	(53)	(10.9)%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.

Major assumptions used in preparing the FY2024 Forecast

			Billion JPY or percentage
	FY2023 Actual Results		FY2024 Forecast
FX rates (JPY)	USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	144 156 1.6 20.1 29.1	USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	150 160 1.6 20.9 30.4
Cost of Sales	(1,426.7)		(1,500.0)
SG&A Expenses	(1,053.8)		(1,080.0)
R&D expenses	(729.9)		(770.0)
Amortization of intangible assets associated with products	(521.5)		(540.0)
Impairment of intangible assets associated with products*2	(130.6)		(50.0)
Other operating income	19.4		15.0
Other operating expenses*3	(206.5)		(200.0)
Other Core Operating Profit adjustments	(1.5)		—
Finance income and (expenses), net	(167.8)		(172.0)
Adjusted Free Cash Flow*1	283.4		350.0 - 450.0
Capital expenditures (cash flow base)	(480.7)		(380.0 - 420.0)
Depreciation and amortization (excluding intangible assets associated with products)	(206.5)		(205.0)
Cash tax rate on Adjusted EBITDA (excluding divestitures)*1	~15%		Mid teen %
*2 Includes in-process R&D.
*3 JPY 140.0 billion of restructuring expense which is primarily related to the enterprise-wide efficiency program is included in FY2024 Forecast.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Management Guidance
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has not been changed from the management guidance announced at the FY2023 financial results announcement on May 9, 2024.

FY2024 Management Guidance CER % Change*1
Core Revenue	Flat to slightly declining
Core Operating Profit	Approx 10% decline
Core EPS	Mid-10s% decline

Other assumptions used in preparing the FY2024 Forecast and the Management Guidance
The FY2024 forecast and the management guidance assume global VYVANSE/ELVANSE sales of JPY 225.0 billion, a year-on-year decline of JPY 198.2 billion (49% decline at CER).
Forward looking statements
All forecasts in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month Period Ended June 30,
	2023	2024
Revenue	1,058,618	1,207,990
Cost of sales	(321,114)	(386,954)
Selling, general and administrative expenses	(248,113)	(270,030)
Research and development expenses	(162,741)	(168,463)
Amortization and impairment losses on intangible assets associated with products	(129,423)	(162,831)
Other operating income	4,251	10,868
Other operating expenses	(32,907)	(64,252)
Operating profit	168,571	166,329
Finance income	26,455	30,677
Finance expenses	(59,575)	(59,691)
Share of loss of investments accounted for using the equity method	(418)	(712)
Profit before tax	135,033	136,604
Income tax expenses	(45,627)	(41,304)
Net profit for the period	89,406	95,299
Attributable to:
Owners of the Company	89,395	95,248
Non-controlling interests	11	51
Net profit for the period	89,406	95,299
Earnings per share (JPY)
Basic earnings per share	57.51	60.71
Diluted earnings per share	57.12	59.94

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2023	2024
Net profit for the period	89,406	95,299
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	14,192	(5,077)
Remeasurement of defined benefit pension plans	(310)	1,916
	13,881	(3,160)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	593,939	563,483
Cash flow hedges	(11,021)	(3,271)
Hedging cost	7,859	6,908
Share of other comprehensive income (loss) of investments accounted for using the equity method	(191)	864
	590,586	567,983
Other comprehensive income for the period, net of tax	604,467	564,823
Total comprehensive income for the period	693,874	660,122
Attributable to:
Owners of the Company	693,816	660,048
Non-controlling interests	58	74
Total comprehensive income for the period	693,874	660,122

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2024	As of June 30, 2024
ASSETS
Non-current assets:
Property, plant and equipment	1,989,777	2,085,382
Goodwill	5,410,067	5,733,710
Intangible assets	4,274,682	4,366,147
Investments accounted for using the equity method	89,831	87,688
Other financial assets	340,777	359,493
Other non-current assets	51,214	106,098
Deferred tax assets	393,865	381,632
Total non-current assets	12,550,212	13,120,151
Current assets:
Inventories	1,209,869	1,276,739
Trade and other receivables	668,403	755,425
Other financial assets	15,089	53,386
Income taxes receivable	29,207	16,942
Other current assets	168,875	197,010
Cash and cash equivalents	457,800	804,272
Assets held for sale	9,337	3,759
Total current assets	2,558,580	3,107,532
Total assets	15,108,792	16,227,683

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,476,501	5,042,242
Other financial liabilities	687,833	616,388
Net defined benefit liabilities	143,882	148,677
Income taxes payable	4,381	—
Provisions	14,373	12,698
Other non-current liabilities	80,938	87,733
Deferred tax liabilities	113,777	55,510
Total non-current liabilities	5,521,684	5,963,249
Current liabilities:
Bonds and loans	367,251	438,743
Trade and other payables	547,521	468,882
Other financial liabilities	143,421	264,438
Income taxes payable	109,906	162,201
Provisions	524,420	565,124
Other current liabilities	619,174	564,382
Liabilities held for sale	1,410	1,433
Total current liabilities	2,313,103	2,465,202
Total liabilities	7,834,788	8,428,451

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)

	JPY (millions)
	As of March 31, 2024	As of June 30, 2024
EQUITY
Share capital	1,676,596	1,676,596
Share premium	1,747,414	1,759,813
Treasury shares	(51,259)	(50,897)
Retained earnings	1,391,203	1,338,192
Other components of equity	2,509,310	3,074,714
Equity attributable to owners of the Company	7,273,264	7,798,417
Non-controlling interests	741	815
Total equity	7,274,005	7,799,232
Total liabilities and equity	15,108,792	16,227,683

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2023 (From April 1 to June 30, 2023)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period				89,395
Other comprehensive income (loss)					593,692	14,201
Comprehensive income (loss) for the period	—	—	—	89,395	593,692	14,201
Transactions with owners:
Issuance of new shares	66	66
Acquisition of treasury shares			(2,350)
Disposal of treasury shares		0	0
Dividends				(140,122)
Changes in ownership
Transfers from other components of equity				(322)		12
Share-based compensation		15,467
Exercise of share-based awards		(2,425)	2,412
Total transactions with owners	66	13,108	62	(140,444)	—	12
As of June 30, 2023	1,676,411	1,741,937	(100,255)	1,490,097	2,199,820	26,682

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period				—	89,395	11	89,406
Other comprehensive income (loss)	(11,021)	7,859	(310)	604,421	604,421	47	604,467
Comprehensive income (loss) for the period	(11,021)	7,859	(310)	604,421	693,816	58	693,874
Transactions with owners:
Issuance of new shares				—	132		132
Acquisition of treasury shares				—	(2,350)		(2,350)
Disposal of treasury shares				—	0		0
Dividends				—	(140,122)		(140,122)
Changes in ownership				—	—	9	9
Transfers from other components of equity			310	322	—		—
Share-based compensation				—	15,467		15,467
Exercise of share-based awards				—	(13)		(13)
Total transactions with owners	—	—	310	322	(126,886)	9	(126,877)
As of June 30, 2023	(98,373)	(15,268)	—	2,112,861	6,921,052	617	6,921,668

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
Three-month period ended June 30, 2024 (From April 1 to June 30, 2024)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period				95,248
Other comprehensive income (loss)					564,327	(5,080)
Comprehensive income (loss) for the period	—	—	—	95,248	564,327	(5,080)
Transactions with owners:
Acquisition of treasury shares			(1,913)
Disposal of treasury shares		0	0
Dividends				(147,655)
Transfers from other components of equity				(603)		2,520
Share-based compensation		14,673
Exercise of share-based awards		(2,274)	2,274
Total transactions with owners	—	12,399	361	(148,258)	—	2,520
As of June 30, 2024	1,676,596	1,759,813	(50,897)	1,338,192	3,137,735	13,169

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005
Net profit for the period				—	95,248	51	95,299
Other comprehensive income (loss)	(3,271)	6,908	1,916	564,800	564,800	23	564,823
Comprehensive income (loss) for the period	(3,271)	6,908	1,916	564,800	660,048	74	660,122
Transactions with owners:
Acquisition of treasury shares				—	(1,913)		(1,913)
Disposal of treasury shares				—	0		0
Dividends				—	(147,655)		(147,655)
Transfers from other components of equity			(1,916)	603	—		—
Share-based compensation				—	14,673		14,673
Exercise of share-based awards				—	—		—
Total transactions with owners	—	—	(1,916)	603	(134,895)	—	(134,895)
As of June 30, 2024	(67,167)	(9,022)	—	3,074,714	7,798,417	815	7,799,232

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month Period Ended June 30,
	2023	2024
Cash flows from operating activities:
Net profit for the period	89,406	95,299
Depreciation and amortization	171,501	192,220
Impairment losses	7,829	26,000
Equity-settled share-based compensation	15,442	15,386
Loss on sales and disposal of property, plant and equipment	326	2,088
Gain on divestment of business and subsidiaries	(147)	(6,229)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	44	(12)
Finance (income) and expenses, net	33,120	29,014
Share of loss of investments accounted for using the equity method	418	712
Income tax expenses	45,627	41,304
Changes in assets and liabilities:
Increase in trade and other receivables	(90,373)	(47,744)
Increase in inventories	(28,589)	(10,079)
Decrease in trade and other payables	(34,656)	(37,455)
Increase (decrease) in provisions	(22,583)	6,120
Increase in other financial liabilities	25,254	8,964
Other, net	(67,640)	(109,785)
Cash generated from operations	144,980	205,805
Income taxes paid	(55,907)	(37,811)
Tax refunds and interest on tax refunds received	3,327	2,310
Net cash from operating activities	92,400	170,304
Cash flows from investing activities:
Interest received	2,322	4,331
Dividends received	147	206
Acquisition of property, plant and equipment	(45,957)	(57,441)
Proceeds from sales of property, plant and equipment	11	9
Acquisition of intangible assets	(223,280)	(80,357)
Acquisition of option to license	—	(15,693)
Acquisition of investments	(674)	(12,980)
Proceeds from sales and redemption of investments	543	5,317
Proceeds from sales of business, net of cash and cash equivalents divested	372	2,941
Payments for the settlement of forward exchange contracts designated as net investment hedges	—	(2,999)
Other, net	(15)	(28)
Net cash used in investing activities	(266,530)	(156,693)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)

	JPY (millions)
	Three-month Period Ended June 30,
	2023	2024
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	110,000	(17,000)
Proceeds from issuance of bonds and long-term loans	100,000	507,638
Repayments of bonds and long-term loans	(100,088)	(50,109)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	—	46,880
Acquisition of treasury shares	(2,326)	(1,882)
Interest paid	(19,815)	(15,466)
Dividends paid	(130,746)	(138,110)
Repayments of lease liabilities	(10,546)	(10,916)
Other, net	(4,257)	(4,654)
Net cash from (used in) financing activities	(57,778)	316,381
Net increase (decrease) in cash and cash equivalents	(231,908)	329,991
Cash and cash equivalents at the beginning of the year	533,530	457,800
Effects of exchange rate changes on cash and cash equivalents	14,759	17,220
Cash and cash equivalents at the end of the period	316,380	805,012
Cash and cash equivalents reclassified to assets held for sale	—	(740)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	316,380	804,272

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2024 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Takeda calculated income tax expenses for the three-month period ended June 30, 2024, based on the estimated average annual effective tax rate.

(Operating Segment and Revenue Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
On July 5, 2024, Takeda issued USD 3,000 million in unsecured U.S. dollar-denominated senior notes (the “Notes”) with maturity dates and coupon rates ranging from July 5, 2034 to July 5, 2064 and 5.300%-5.800% per annum, respectively. On July 12, 2024, the proceeds of the Notes were fully used to fund a tender offer to redeem USD 1,500 million in unsecured senior notes in advance of their original maturity in September 2026, in addition to the reduction of commercial paper drawings during the month of July 2024. The impact from these redemptions on the consolidated statements of profit or loss was not material.
On July 9, 2024, Takeda provided a call notice of redemption effective October 6, 2024 to the holders of JPY 500,000 million in Hybrid subordinated bonds that were issued in June 2019, in advance of their original maturity in June 2079. The impact from the accelerated debt prepayment on the consolidated statements of profit or loss is not expected to be material.